Mail Stop 3561

March 27, 2009

Nancy Bode, President
Oakleys Shooting Range, Inc.
1609 Baxter Avenue
Superior, WI 54880

> RE: **Oakleys Shooting Range, Inc.**
> **Offering Statement on Form 1-A**
> **Filed February 26, 2009**
> **File No. 24-10237**

Dear Ms. Bode:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Facing Page

1. Please revise to include the name, address, and telephone number of your agent for service under Wisconsin law.

Part I. Notification

2. Revise to provide a business and residential address for the issuer's directors, officers, and record owners of 5 percent or more of the company's equity securities.

3. We note your statement "None" for the disclosure of the beneficial owners of 5 percent or more of the company's equity securities. See Rule 13d-3 for the determination of beneficial ownership. Please revise as appropriate.

4. Please provide us with support for your contention that you do not have any promoters or affiliates. Alternatively, revise to name them.

5. Please revise to provide a business and residential address for counsel to the issuer.

Item 2. Application of Rule 262

6. We note your response "n/a". Please revise to clarify your negative response to all items.

Item 4. Jurisdictions in Which Securities Are to be Offered

7. Please identify the officers and directors that will be offering your Regulation A securities. Also, please advise us, on a supplemental basis, whether each noted officer or director is a registered broker-dealer or exempt from broker dealer registration. If Exchange Act Rule 3a4-1 will be relied upon, please supplementally provide us with sufficient facts on how each selling officer or director will satisfy the elements of the Rule. We may have further comment.

8. Please clarify the method by which the securities are to be offered in Wisconsin and Minnesota. State the methods by which the securities are going to be offered and describe how buyers will be solicited.

9. Revise the disclosure to note, if true, that the securities have been or will be registered in the noted jurisdictions.

Item 5. Unregistered Securities Issued or Sold within one year

10. Please revise section (a) to provide the information required. In this regard, we note the disclosure on page 12 with respect to the issuance of the unregistered securities on August 11, 2008 to the individuals listed in the table.

11. Additionally, revise section (c) to provide the exemption from registration relied upon and the facts relied upon for such exemption. We may have further comment.

Item 6. Other Present or Proposed Offerings

12. We note your statement that the company is not offering or contemplating offering any additional securities. We also note your disclosure that you intend to obtain financing from the Development Association of Douglas County or the Small Business Administration. Advise us whether securities will be issued in connection with the noted financings.

Part II. Offering Circular

General

13. Please revise your offering statement in the appropriate locations to address the impact on the company's business plan and its planned operations if the company sells the minimum amount of securities instead of the maximum amount of shares of common and preferred stock.

Cover page

14. Please revise your offering circular cover page to indicate the date of the offering circular.

15. Please complete the section indicating where the offering has been registered for offer and sale.

16. We note that you are offering both voting common stock and non-voting preferred stock. Please revise to clarify whether the common stock and the preferred stock are being offered as a unit or whether the common stock and preferred stock are being offered separately.

17. Briefly describe the transfer restrictions on the securities being offered.

The Company

18. Please revise to indicate the ending date of the company's fiscal year.

Risk Factors

19. Please revise to include a risk factor discussion addressing the possibility that the Small Business Association or the Development Association of Douglas County will not provide financing of at least $1.4M.

(b) Limited Operating History

20. Please revise to indicate your current amount of working capital.

(c) Minimum Offering Risk, page 1

21. We note your reference to "Exhibit B". We cannot locate the Financial Forecasts referred to here as "Exhibit B". Please supplementally provide us with the noted Financial Forecasts. We may have further comment.

(f) No Current Cash Distributions

22. Please revise to indicate that the company has not paid any dividends to date, if true, and that there is no assurance that the company will ever pay any dividends.

(g) Financial Assumptions

23. We note your statement that "the financial assumptions attached to this Offering have been prepared on the basis of financial and other assumptions provided by the management of the Company. No representations are made as to the probability or the likelihood of achieving the results described in the financial assumptions …." We do not understand the risk being presented in this risk factor. You must have a reasonable basis for any projections presented by the company in your offering statement. We note that the company has never conducted operations. Please revise your disclosure accordingly.

(h) Control of Business, page 2

24. Please revise to address in detail the risk you are addressing.

25. Revise to identify who currently holds a majority of the voting common shares.

(i) Offering Price

26. We note your statement that the "price of the Shares is …a fair and reasonable price but the price has been determined arbitrarily." Please revise to reconcile your statements that the price of the securities a "fair and reasonable price" with the statement that the price was determined arbitrarily.

(j) Restrictions of Transfer

27. Revise to address in detail the transfer restrictions on the common stock and on the preferred stock. We may have further comment.

(k) Costs of Offering

28. Please revise to indicate the expected amount of expenses relating to offering the securities.

Business and Properties

29. Revise your disclosures within Question 3(b) to discuss the dollar amount in financing sought from the Small Business Administration or the Development Association of Douglas County, the manner in which you determined such a dollar range, the interest rate payable, and the estimated repayment terms of such an arrangement. Also indicate if the funds will be provided in one lump sum, or obtained incrementally subject to the purchase of real

estate for the facility. Please reconcile this discussion to the table included within Question 9(a), Use of Proceeds, in which you provide a range of $1,400,000 to $2,000,000 to be received from the Small Business Administration or the Development Association of Douglas County and to Questions 17(a)(7) and 19 within the section entitled 'Description of Securities' in which you disclose that the Company has submitted a financing application to the Development Association of Douglas County for $30,000.

30. Please revise your discussion in section (c) to address the basis of the company's competition, indicate the anticipated prices for the company's services, indicate the size, financial and market strength of George Constance Memorial Rifle Range and address why the company believes that it can effectively compete.

31. Please expand your discussion in section (d) on page 6 to fully describe the company's "environmentally-friendly approach of lead containment and abatement plan." What is entailed and how much will it cost the company to comply?

32. Please revise to describe the company's marketing structure and how it will operate.

33. Indicate whether the company obtained or conducted any market studies.

34. We note your statement that the company will market it services through personal contact with gun and archery enthusiasts. Please clarify how the company will identify and contact the gun and archery enthusiasts.

35. We note you indicate that the employees have optional benefits which include medical, dental, vision, life and disability insurance, pension plan and profit sharing plan. Please clarify whether the noted benefits are agreed upon or whether they are proposed benefits to employees. Please address the costs associated with the benefit plans.

36. In section (g) on page 8 or elsewhere in the Offering Statement, please address the status of the company's plans to secure financing through the Small Business Administration or the Development Association of Douglas County.

37. Expand section (i) on page 9 to discuss in detail the nature of the local regulations and the potential effects on the company.

38. We note your disclosure responding the Question 4(a). Please substantially revise your disclosure to discuss in detail the steps needed to purchase the real estate and build the shooting range, the timing of those steps, the costs, and the sources of funds, and disclose the expected date of first revenues. Include a discussion of the milestones you have yet to achieve and the specific steps needed to accomplish each milestone. In your discussion, provide a detailed analysis of the costs of each step and how you intend to finance this project. Also address the status of your efforts to accomplish these milestones.

39. In your discussion of milestones, address the impact on your plans if you can not obtain funding from the Small Business Administration or the Development Association of Douglas County.

40. Please revise to address in detail the estimated operating expenses for the coming fiscal year and the repayment of accounts payable.

41. Revise your disclosures within Question 4(a) to more comprehensively describe the process of obtaining financing through the Small Business Administration or the Development Association of Douglas County. Describe the detail to be provided to either or both parties in applying for the financing. For example, indicate whether either entity requires architectural renderings of the proposed shooting range or detailed business forecasts prior to granting financing approval. To the extent known, please indicate why you believe such financing is available to fund your operations.

42. Please clarify in this section that the company is planning on financing $1,400,000 if the minimum amount is sold and $2,000,000 if the maximum amount is sold. We note the disclosure in the "Use of Proceeds" table.

43. We note your disclosure that "funding generally occurs within 90 days after completion of satisfactory soil testing." We do not understand why any financing through the SBA or Development Association of Douglas County is dependent upon completion of satisfactory soil testing. Please revise or advise as appropriate.

44. Please revise your discussion following Question 4(b) to address the effects of any delays upon the company's liquidity.

Offering Price Factors, page 12

45. Please revise your answers to Question 5 to reflect any losses in your statement of income provided in your financial statements.

46. Please revise the net tangible book value of the Company at Question 7(a) to match the accumulated deficit shown on your balance sheet as of December 10, 2008.

47. Please clarify, in the disclosure response to 7(b), the relationship of Joe Harrison to Pat Harrison.

48. Please provide a concise description of the consideration for which the individuals listed in the table received the company shares, as required by Item 7(b) to the Offering Circular – Model A. Additionally, indicate the value of the consideration given for the company shares.

49. We note your response to Question 8(a). We do not understand your response regarding the

preferred shares. Please revise or advise.

50. Revise to provide the disclosure required by Question 8(b) concerning the post-offering value implicitly attributed by management to the company.

Use of Proceeds, page 14

51. Please correct the Net Proceeds amount under the "Maximum Sold" column to "$4,920,000".

52. Please revise to state with greater specificity the use of proceeds for "Building for Indoor Shooting Range".

53. Revise to add the estimated use(s), within the Use of Proceeds table or a footnote, for the substantial amount of proceeds allocated to Working Capital should the maximum amount of financing be raised.

54. Please revise to describe the differences in your building plans for the indoor range if you raise the minimum proceeds as compared to the maximum proceeds.

55. Revise to provide the details, in a footnote, regarding the reimbursement to shareholders of the $30,000.

56. Please expand Question 10(a) to address the amount of funds being sought from the Small Business Administration and the Development Association of Douglas County. Clarify whether there are any other sources for this funding. Disclose the status of the company's application for the funds from each source and indicate whether the company has received any preliminary loan approvals at this time.

57. We note your response 10(d). Please revise to indicate the amounts being reimbursed to Nancy Bode, Joe Harrison and Dan Parkinson.

58. We note your statement in response to question 11 that "the company is not having and does not anticipate having any cash flow or liquidity problems within the next 12 months." We also note your statement in your risk factors section that "there is insufficient working capital as a reserve beyond 3 months of initial operations." Please revise to address any liquidity problems. We may have further comment.

59. We note your statement that "the company does not have any knowledge that it is in default or in breach of any note, loan, lease or other indebtedness …." The company is in a position to know whether it is in default or breach of any note, loan, lease or other indebtedness. Please revise as appropriate.

60. Please revise your disclosure in question 12 to address that it will be necessary to raise

additional funds if you do not obtain the financing from the Small Business Administration or the Development Authority of Douglas County.

Capitalization, page 17

61. Please revise your capitalization table to reverse the values attributed to Preferred Stock and Common Stock within your Stockholders Equity caption. Also, please revise the typographical error for minimum common stock.

Description of Securities, page 18

62. We note your statement that "any transfer of shares received under this offering must be accompanied by an opinion of counsel consenting to the legality of said transfer" for both the common shares and the non-voting preferred shares. Please clarify whether the company will seek an opinion of counsel if shareholders wish to transfer their securities.

63. We note your response to Question 20. It appears to us that the company has a deficit that must be made up prior to paying dividends. Please revise your response as appropriate.

Plan of Distribution, page 22

64. Please expand your discussion to explain in adequate detail how the securities will be offered via the Internet, as mentioned under Item 4 of Part I to the Form 1-A. We may have further comments.

65. It is further noted in Item 4 of Part I that the securities will be offered to Wisconsin and Minnesota residents. Please disclose how this will be accomplished through use of the Internet.

66. Also, please disclose if the securities have been registered with the state agencies in Wisconsin and Minnesota.

67. Please disclose whether any of the company's officers and directors have plans to purchase shares in the offering in order for the minimum amount to be sold.

68. It is noted on page 33 that the offering period may be for 1 year and that this time could be extended for an additional year. Please discuss the offering period here as well as discussing the possible extension.

69. We note in Item 26(a) on page 23 that Donn Bergquist is acting as the escrow agent. Please provide the full name of the depository institution acting in that capacity and identify whether the escrow agent is an independent bank, a saving and loan or another depository institution. Additionally provide the telephone number of the depository.

70. Consistent with section 2.5 of your Bylaws, please revise your disclosures within Question 27 at page 23 to describe the entities to which a *common* shareholder may transfer his or her shares, rather than a *preferred* shareholder, as currently presented.

Officers and Key Personnel of the Company, page 24

71. In Item 32(B), please indicate the amount of time to be spent on company matters by Pat Harrison, if less than full time.

72. Please revise your response to Question 34 to clarify that the company does not have any outside directors.

73. Please expand your disclosures at Questions 35(a) to describe the responsibilities of the Range Master.

74. Item 35(b) states that Dan Parkinson "is well-known in the industry". Please briefly explain.

Principal Stockholders, page 29

75. Please revise to indicate the nature of the services provided by Nancy Bode, Joe Harrison, Dan Parkinson and Theresa Taylor. Also indicate the value of the services provided in connection with the company's issuance of these shares.

Management Relationships, Transactions and Remuneration, page 31

76. Please expand Item 39(b) to briefly explain "Nancy Bode's daughter-in-law assisted only in securing a marketing firm". Identify the firm involved if the company has entered into a definitive marketing arrangement. Also outline all principal provisions of the contract with that firm and file the contract as an exhibit, to the extent material.

77. Please revise to briefly indicate whether the company expects to compensate its board of directors after the offering.

78. Please revise your disclosure in Question 41(c) to clarify that the current officers and directors control a majority of the outstanding common stock and that they can approve any amendment to the bylaws to allow any future stock purchase agreements, stock options, warrants or rights.

79. We note your response to Question 42 that "the business is not highly dependent on the services of any individual employee." We also note your disclosure that Dan Parkinson is the only officer who has experience as a range master and that he is well-known in the industry. Please advise or revise as appropriate.

Miscellaneous Factors, page 33

80. We note your reference to "Prospectus" in this section. Your offering document is not a registration statement which contains a prospectus. Please revise as appropriate.

Financial Statements, page 34

81. Without having a facility or established operations in place, it does not appear that you have a reasonable basis to present projections of future economic performance. Therefore, please remove your projections, or tell us why you have a reasonable basis for the projected balance sheets for the four years beginning 12/31/2009 and the projected performance worksheets for 'Year 1' and fiscal 2010. Refer to Part II-Offering Circular of Form 1-A for additional guidance.

82. Please include a Statement of Income, Cash Flows and Other Stockholders' Equity that complies with generally accepted accounting principles for the period of inception to your balance sheet date. See Part F/S of Form 1-A.

83. Please provide Notes to the Financial Statements describing the significant accounting policies of the Company. See paragraph 8 of APB 22.

Management's Discussion and Analysis of Certain Relevant Factors, page 36

84. We note your response to Question 47. Please revise to provide the appropriate disclosure.

85. Please revise your response to Question 48 to address any trends in the company's industry which may have an impact on the company's operations.

Signatures

86. Please include the signatures of the Chief Executive Officer and the Chief Financial Officer or revise to indicate the persons signing in those capacities. Additionally, provide the signature of the Chief Executive Officer in the section where the individual signs in that capacity.

Part III - Exhibits

Item 1. Index to Exhibits

87. Please revise your Index to number each exhibit in accordance with Item 2, Part III of the Form 1-A.

Exhibit 4 – Subscription agreement

88. We note your reference to "Prospectus" in your subscription agreement. Your offering document is not a registration statement which contains a prospectus. Please revise as appropriate.

89. Please revise your subscription agreement to describe the transfer restrictions on the securities being offered.

Exhibit 11 – Opinion re legality

90. We note your reference to a "registration statement" in your legality opinion. Please note that Regulation A is an exemption form registration under the Securities Act of 1933. Please revise as appropriate.

91. We note the statement in the legality opinion that "the shares of preferred stock and common stock to be sold by the Company have been duly authorized and are legally issued, fully paid and non-assessable." We note that it appears the company has not yet issued the noted securities. Please revise your legality opinion as appropriate.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please allow adequate time after the filing of any amendment for further review before submitting a request. Please provide this request at least two business days in advance of the requested effective date.

Please contact David Walz, accountant, at (202) 551-3358 or Ryan Milne, accounting reviewer, at (202) 551-3688 with any questions regarding accounting issues and you may contact Janice McGuirk, examiner, at (202) 551-3395 or David Link, reviewer, at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: via fax to Jennifer Krueger, Esq.
    (608) 257-2508